Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186018

Prospectus Supplement No. 2

(to Prospectus dated February 8, 2013)

2,450,000 SHARES

CURRENCYSHARES® BRITISH POUND STERLING TRUST

This Prospectus Supplement No. 2 amends and supplements our prospectus dated February 8, 2013 (the “Prospectus”) and Prospectus Supplement No. 1 dated March 5, 2014, and should be read in conjunction with, and must be delivered with, the Prospectus and Prospectus Supplement No. 1.

Under “The Offering,” the first full sentence on page 4 of the Prospectus under “Interest on deposits” is hereby replaced with the following:

Although the Depository may consider SONIA in setting the interest rate, the rate paid to the Trust may be lower than SONIA, or may be zero or below zero.

The Prospectus shall remain unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus.

The date of this Prospectus Supplement is March 20, 2015